

DIVISION OF
CORPORATION FINANCE

<u>CORRECTED</u>
August 19, 2013

<u>Via E-mail</u>
Angeliki Frangou
Chairman and Chief Executive Officer
Navios Maritime Acquisition Corporation
85 Akti Miaouli Street
Piraeus, Greece 185 38

  Re: Navios Maritime Acquisition Corporation
    Form 20-F for the Fiscal Year Ended December 31, 2012
    Filed March 25, 2013
    File No. 1-34104
    Response letter filed August 1, 2013

Dear Mr. Frangou:

  We have reviewed your response letter and have the following comments.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Risk Factors, page 3</u>
<u>Our international activities increase the compliance risks associated with economic and trade sanctions…, page 16</u>

1. We note your response to comment 1 in our letter dated July 18, 2013. Section 2(3) of the Iran Threat Reduction and Syria Human Rights Act of 2012 establishes that, for purposes of new Securities Exchange Act Section 13(r), the term "knowingly" has the meaning given it in Section 14 of the Iran Sanctions Act. Under Iran Sanctions Act Section 14, "'knowingly', with respect to conduct, a circumstance, or a result, means that a person has actual knowledge, or should have known, of the conduct, the circumstance, or the result."

  If you determine that you and/or your affiliate(s) knowingly engaged in a transaction or dealing with NIOC in connection with the acceptance and loading of the NIOC-owned crude oil during the Shinyo Kieran's May 2012 Iran port call, then, notwithstanding the legality of the transaction or dealing, and without regard to whether it was conducted under the auspices of, in fulfillment of legal obligations to, and for the benefit of the charterer, it appears to the staff that you should amend your 20-F to provide the disclosure required by Securities Exchange Act Section 13(r). You also should file the notice required by Section 13(r), using the Edgar tag IRANNOTICE.

2. If you determine that the three additional Iran port calls you describe in your response to comment 1 in our July 18 letter involved knowing engagement by you and/or your affiliate(s) in a transaction or dealing with a person or entity defined as the Government of Iran for purposes of Securities Exchange Act Section 13(r), please provide Section 13(r) disclosure, and concurrent 13(r) notice using Edgar tag IRANNOTICE, with respect to those port calls.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Todd E. Mason, Esq.
Thompson Hine LLP

Max Webb
Assistant Director
Division of Corporation Finance